U.S. SECURITIES AND EXCHANGE COMMISSION


                 Washington, DC 20549

                     FORM 10-SB/A

                    Amendment No. 1

      GENERAL FORM FOR REGISTRATION OF SECURITIES
     OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
        OR 12(G) OF THE SECURITIES ACT OF 1934

                  _________________________________

              LUXEMBURG BANCSHARES, INC.
    (Name of Small Business Issuer in Its Charter)

          Wisconsin                                39-1457904
(State or Other Jurisdiction of                 (I.R.S. Employer
Incorporation or Organization)                Identification No.)

                   _________________________________

630 Main Street, Luxemburg, Wisconsin                54217
(Address of Principal Executive Offices)           (Zip Code)

                   _________________________________

                             (414) 845-2345
                      (Issuer's Telephone Number)

                   _________________________________


Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:

      Common Stock, par value $0.16-2/3 per share
                   (Title of Class)

                        PART I



ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN
OF OPERATION

The following discussion and analysis of the Company relates to the years ended December 31, 1996 and 1995 and quarters ended March 31, 1997 and 1996 and should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere herein.

Results of Operations

Year ended December 31, 1996 Compared to the Year Ended
                   December 31, 1995

     The Company's results of operations depends primarily on the level of its net interest margin, its non-interest income and its operating expenses. Net interest income depends on the volume of and rates associated with interest earning assets and interest bearing liabilities which results in the net interest margin. Net income increased $113,588 or 16.3% to $810,972 for the year ended December 31, 1996 from $697,384 for the year ended December 31, 1995. This increase is primarily due to the growth of the Bank allowing for more interest earning assets and net interest income compared to the same period during 1995. During 1996 the Bank adopted SFAS No. 122,
"Accounting for Mortgage Servicing Rights," which increased income by $43,271. The following table summarizes the Company's operating performance for the years specified.

                        Year Ended December 31,

                          1996          1995
Return on Assets          1.10%         1.00%
Return on Equity         11.01%        10.28%

     Net Interest Income. Net interest income increased $231,328 or 8.7% to $2,895,434 for the year ended December 31, 1996 from $2,664,106 for the year ended December 31, 1995. Total interest income increased $407,681 for the year ended December 31, 1996 to $5,633,485 from $5,225,804 for the year ended
December 31, 1995. This increase is primarily a result of average total loans for the year ended December 31, 1996 being approximately $49,900,000 compared to average total loans of approximately $46,900,000 for the year ended December 31, 1995. The loan portfolio produces the highest yield of all earning assets.

     The following table summarizes average total loans by category for the years ended December 31, 1996 and 1995:




            Type of Loan         December 31,  December 31,
                                     1996          1995

     Real Estate Loans             $18,679,906   $19,483,110
     Commercial and Industrial      17,719,086    13,973,672
     Agricultural                    5,517,504     5,632,283
     Consumer                        8,171,887     8,085,658
     Other                             461,996       284,571

     Total gross average loans      50,550,379    47,459,294
     Less: Allowance for credit        607,378
     losses                                          539,443

     Total net average loans       $49,943,001   $46,919,851

     Supplemental Disclosure:
        Municipal Loans             $1,104,933      $985,262


The Bank does not separately track average real estate construction loans.

     Total interest expense increased $176,353 or 6.9% to $2,738,051 for the year ended December 31, 1996 from $2,561,698 for the year ended December 31, 1995. This increase is due to an increase in interest bearing deposits and the introduction of the Investors Choice account in December, 1995. Interest expense on the Investors Choice account increased $171,501 from the year ended December 31, 1995 to the year ended December
31, 1996 and allowed the Bank to reduce it's reliance on certificates of deposit over $100,000 as a source of funds. Also the Bank attracted new certificates of deposit in August, 1995 which increased the average balance of certificates of deposit under $100,000 in 1996 due to the Bank being able to retain a large percentage of these deposits at their maturity. Total interest bearing liabilities averaged approximately
$58,300,000 for the year ended December 31, 1996 as compared to approximately $55,600,000 for the year ended December 31, 1995. The average cost of interest bearing liabilities for the year ended December 31, 1996 was approximately 4.69% compared to an average cost of interest bearing liabilities of approximately
4.61% for the year ended December 31, 1995.


     The following table details average balances, interest income/expense and average rates/yields for the Company's earning assets and interest bearing liabilities for the years ended December 31, 1996 and 1995. For purposes of the analysis below, any adjustments of interest income due to loans being placed on non-accrual status, the recovery of previously charged off past due interest or the return of a loan to full accrual status have been included in interest income on loans and have been included in the analysis of the reported yield on loans. The analysis below excludes any changes in the fair market value of investment securities available for sale. For purposes of the analysis below, the Company does not report yields and earnings on its tax-exempt investments and loans on a tax-equivalent basis.

                 Year End December 31, 1996   Year End December 31, 1995
                          Interest    Average              Interest   Average
               Average    Income/     Yield/    Average    Income/    Yield/
               Balance    Expense     Rate      Balance    Expense    Rate
ASSETS:
Interest
Bearing
Loans       $49,943,001  $4,634,218   9.28%   $46,919,851  $4,277,355  9.12%

Taxable
Investments
and Mortgage
Backed
Securities   13,187,931    741,479    5.62%    13,292,898     706,453  5.31%

Fed Funds
Sold          2,278,743    121,515    5.33%     2,453,699     140,649  5.73%

Municipal
Loans and
Investments   2,146,006    105,676    4.92%     1,471,541      83,545  5.68%

Other           559,700     30,597    5.47%       366,880      17,802  4.85%

Total       $68,115,381  $5,633,485   8.27%   $64,504,869 $51,225,804  8.10%

CSV Life
Insurance     1,044,941                           994,414

Non-Earning
Assets        4,623,735                         4,238,444

TOTAL
ASSETS      $73,784,057                       $69,737,727


LIABILITIES:

Interest
Bearing
Demand       $4,516,169  $   95,202   2.11%    $4,480,440  $  96,507  2.15%

Investors
Choice        3,596,690     175,598   4.88%        80,645      4,097  5.08%

Savings       7,419,895     219,869   2.96%     6,507,033    180,911  2.78%

CD's under
$100,000     27,936,618   1,575,125   5.64%     25,016,438 1,377,570  5.51%

CD's over
$100,000      1,989,579     128,015   6.43%      4,334,837   271,266  6,26%

Individual
Retirement
Accounts      6,490,642     367,704   5.67%      6,369,954   368,184  5.78%

Money Market
Deposits      4,803,935     123,144   2.56%      6,522,037   170,897  2.62%

Other         1,573,398      53,394   3.39%      2,266,684    92,266  4.07%

Total        58,326,926  $2,738,051   4.69%     55,578,068 2,561,698  4.61%

Non-Interest-
bearing
Liabilities   7,063,069                          6,564,093

Other
Liabilities     968,201                            802,401

Total
Liabilities  66,358,196                         62,944,562

Equity        7,368,014                          6,783,331

TOTAL
LIABILITIES
& EQUITY    $73,726,210                        $69,727,893

Recap:
 Interest Income          $5,633,485  8.27%                $5,225,804  8.10%
Interest Expense           2,738,051  4.69%                 2,561,697  4.61%

Net Interest
Income/Spread             $2,895,434  3.58%                $2,664,106  3.49%

Contribution of
Non-Interest-
bearing Funds                         0.67%                            0.64%

Net Interest Margin                   4.25%                            4.13%

Ratio of Average
Interest-Earning
Assets to Average
Interest-Bearing
Liabilities                         116.78%                          116.06%

Average balances are computed using daily average balances.

     The following table sets forth an analysis of volume and rate changes in interest income and interest expense of the Company's average earning assets and average interest bearing liabilities. The table distinguishes between the changes related to average outstanding balances of assets and liabilities (changes in volume holding the initial average rate constant) and the changes related to average interest rates
(changes in the average rate holding the initial average outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

     Year ended December 31, 1996 compared to year ended December 31, 1995.

                      Increase (Decrease) in Net
                         Interest Income
                    Net      Due to     Due to
                  Change      Rate      Volume

Interest Earning
Assets:
Loans            $356,863    $77,412   $279,451

Taxable
Investments and
Mortgage Backed
Securities         35,026     40,553    (5,527)

Fed Funds Sold    (19,134)    (9,459)   (9,675)
Municipal Loans
and Investments    22,131     (9,013)   31,144

Other              12,795      2,484    10,311

TOTAL             407,681    101,977   305,704

Interest Bearing
Liabilities:
Interest
Bearing Demand     (1,305)    (2,084)      779

Investors Choice  171,501       (154)  171,655

Savings            38,958     12,441    26,517

CD's under
$100,000          197,555     33,562   163,993

CD's over
$100,000         (143,251)     7,877  (151,128)

Individual
Retirement
Accounts             (480)   (10,289)    9,809

Money Market
Deposits          (47,753)    (3,637)  (44,116)

Other             (38,872)   (13,692)  (25,180)

 TOTAL            176,353     24,024   152,329

Net Change in
Net Interest
Income           $231,328    $77,953  $153,375


     NOTE: Due to Rate Increase was calculated by taking the change in rate times prior year average balance. Due to Volume Increase was calculated by taking the change in average balance times the prior year rate.

     Provision for Loan Losses. The amount charged to the provision for loan losses by the Bank is based on management's evaluation as to the amounts required to maintain an allowance adequate to provide for potential losses inherent in the loan portfolio. The level of this allowance is dependent upon the total amount of past due and non-performing loans, general economic conditions and management's assessment of potential losses based upon internal credit evaluations of loan portfolios and particular loans. Specific factors considered by management in setting the reserve for loan losses consist of the following:

      Total loans outstanding.
      The balance of the allowance for credit losses as
       a percent of total loans outstanding.
      The allowance for credit losses as a percent of past due loans, classified loans and non-performing loans.
      The level of past due loans.
      Non-accrual loans.
      The level of watch list loans which include past due loans, loans identified as potential problem loans, loans with inadequate collateral, work out loans and loans where a change in repayment ability has occurred due to death or divorce.


Loans are entirely to borrowers in Northeast Wisconsin.


     The Bank generally places loans on non-accrual status, as discussed in Footnote 5 of the Company's
Consolidated Financial Statements, when the loan is past due as to the payment of interest and/or principal in excess of 90 days. The Bank also places loans on a non-accrual status when it deems the collection of such interest unlikely. Loans are returned to full accrual status when the loan is brought current according to all terms of the loan agreement and all past due principal and interest is paid and the Bank deems its collateral position adequate to warrant a return to accrual status.


     At December 31, 1996 and 1995 the Company did not have any loans past due 90 days or more that were still accruing interest nor any loans that meet the definition of troubled debt restructuring contained in SFAS No. 15.

     During the year ended December 31, 1996, $109,000 was charged to the provision for loan losses compared to $95,000 for the year ended December 31, 1995. At
December 31, 1996, the allowance was $654,000 or 1.18% of total loans. This compares to an allowance of $574,000 or 1.16% of total loans as of December 31, 1995. Net charge offs were $30,000 for the year ended
December 31, 1996 and $35,000 for the year ended
December 31, 1995.  Non-performing loans at December
31, 1996 were $472,000.

     The following table summarizes loan charge-offs and recoveries by type of loan for the years ended
December 31, 1996 and 1995:


    Loan Type      December 31, 1996     December 31, 1995

                   Charge-   Recovery    Charge-  Recovery
                     Off                   Off

Real Estate        $   1,000 $   1,000  $    ---- $    ----
Commercial and          ----      ----       ----      ----
Industrial
Agricultural          15,000    14,000       ----    22,000
Consumer              35,000     6,000     63,000     6,000

TOTALS              $ 51,000  $ 21,000    $63,000   $28,000


     The Company had net charge-offs to average total loans of .06 % for the year ended December 31, 1996 and .07% for the year ended December 31, 1995.

     The Bank has allocated its allowance for credit losses at the end of each period presented as follows:


  Balance at End of     December 31, 1996    December 31, 1995
Period Applicable to:

                                     % of              % of
                                     Loans             Loan
                                      to               s to
                                     total             total
                          Amount     Loans   Amount    Loan
                                                         s
Commercial and
agricultural              $   25,000   47%  $  30,000    43%
Real Estate-
construction                    ----    4%       ----     4%
Real Estate-mortgage          10,000   37%     10,000    40%
Consumer                      22,000   12%     24,000    13%

Total Domestic                57,000  100%     64,000   100%

Unallocated                  597,000          510,000

TOTALS                    $  654,000  100%    574,000   100%


     Other Operating Income. Other operating income for the year ended December 31, 1996, increased
$279,891 or 54.1% to $797,253 from $517,362 for the
year ended December 31, 1995.  Effective January 1,
1996 the Bank purchased Total Financial Concepts to expand the marketing of alternative investments.
Alternative Investment Commission Income increased
$165,149 or 475.6% to $199,871 for the year ended
December 31, 1996 from $34,722 for the year ended
December 31, 1995. Mortgage Equity Income for the year ended December 31, 1996 increased $78,631 or 220.1% to
$114,352 from $35,721 for the year ended December 31, 1995. The adoption of SFAS 122, "Accounting for
Mortgage Servicing Rights" effective January 1, 1996 increased Mortgage Equity Income by $43,271 for the year ended December 31, 1996.

     Other Operating Expenses. Other operating expenses for the year ended December 31, 1996 increased
$301,424 or 14.6% to $2,359,661 from $2,058,237 for the
year ended December 31, 1995. Salaries and related benefits increased $231,443 or 20.7% to $1,346,967 for the year ended December 31, 1996 from $1,115,524 for the year ended December 31, 1995. This increase is primarily due to increased staffing resulting from the purchase of Total Financial Concepts effective January
1, 1996 and the opening of the IGA supermarket office effective April 17, 1996. Equipment rentals, depreciation and maintenance increased $39,393 or 35.1% to $151,662 for the year ended December 31, 1996 from $112,269 for the year ended December 31, 1995. This increase is primarily due to personal computer acquisitions to support the Bank's conversion to in-house data processing in 1997.

     Dividends and Equity Capital. The Company paid its shareholders dividends of $184,480 or $0.76 per share for the year ended December 31, 1996 and $167,233 or $0.69 per share for the year ended December 31, 1995. The following table summarizes the Company's dividend pay out ratio and average capital position for the years specified.

                           Year Ended December 31,

                               1996        1995
          Dividend Payout
          Ratio               22.75%      23.98%
          Equity to Assets
          Ratio                9.99%       9.73%

Quarter Ended March 31, 1997 Compared to Quarter Ended
                    March 31, 1996


     Net Interest Income. Net interest income, the principal source of earnings, is the amount by which interest generated by earning assets exceeds the interest costs of liabilities obtained to fund them. As shown below, net interest income has increased $88,043 or 13.08% to $760,978 for the three months ended March
31, 1997 from $672,935 for the three months ended March
31, 1996. The increase in net interest income is primarily due to a mix shift in earning assets to loans, which provide the highest yield of all earning assets, and a reduction in the average interest rate paid on the Bank's certificates of deposit.


                               Three Months Ended
                                    March 31,
                                1997       1996
     Interest Income        $1,453,152  $1,377,346
     Interest Expense          692,174     704,411
     Net Interest Income      $760,978    $672,935

     Net Interest Margin         4.38%       4.01%


     Rate/Volume Analysis. The impact of changes in volume and interest rates on net interest income for the three months ended March 31, 1997 and 1996 is illustrated in the following table.


     Three Months Ended March 31, 1997 Compared to
Three Months Ended March 31, 1996.


                             Increase (Decrease) in Net
                                   Interest Income
                         Net Change   Due To       Due To
                                       Rate        Volume
Interest Income          $ 75,806     $(5,115)    $ 80,921
Interest Expense          (12,237)    (22,164)       9,927
Net Interest Income      $ 88,043     $17,049     $ 70,994


     Even though the average yield on the banks loan portfolio decreased in the first quarter of 1997 compared to the first quarter of 1996 additional loan volume raised the average yield on all earning assets to 8.37% for the three months ended March 31, 1997 from 8.20% for the three months ended March 31, 1996. Except for savings deposits, rates paid on the bank's deposits were generally lower for the three months ended March
31, 1997 compared to the three months ended March 31, 1996. Interest expense was $692,174 for the three months ended March 31, 1997 compared to $704,411 for the three months ended March 31, 1996.


     Operating Results. Net income for the three months ended March 31, 1997 increased $58,879 or 34.7% to $228,510 from $169,631 for the three months ended
March 31, 1996. The increase in net interest income is discussed in "Net Interest Income" and "Rate/Volume
Analysis" elsewhere in this report. Other operating income includes commissions from the Bank's Financial
Resource Center which markets alternative investments.
Commission income for the three months ended March 31, 1997 increased by $27,006 or 66.0% to $67,898 from
$40,892 for the three months ended March 31, 1996.
Salaries and related benefits increased 10.3% to $344,637 for the three months ended March 31, 1997 compared to $312,550 for the three months ended March
31, 1996.  The increase reflects staffing at the IGA
Supermarket location which opened in the second quarter of 1996, increased staffing at the Bank, the anticipated conversion to an in-house data processing system in the second quarter of 1997 and inflationary increases.


     Provision for Loan Losses.  At March 31, 1997 and
1996 the Company did not have any loans past due 90 days or more that were still accruing interest nor any loans that meet the definition of "Troubled Debt
Restructuring" contained in SFAS No. 15. The Bank had
$410,000 of nonaccrual loans at March 31, 1997 and $431,000 of nonaccrual loans at March 31, 1996

     During the three months ended March 31, 1997, $30,000 was charged to the provision for loan losses compared to $18,500 for the three months ended March
31, 1996. At March 31, 1997 the allowance was $686,000
or 1.22% of total loans. This compares to an allowance of $654,000 or 1.18% of total loans as of March 31, 1996. For the three months ended March 31, 1997 the Bank had net recoveries of $2,000 compared to net charge-offs of $2,000 for the three months ended March
31, 1996.


     The following table summarizes loan charge-offs and recoveries by type of loan for the three months ended March 31, 1997 and 1996:


Loan Type             March 31, 1997        March 31, 1996

                     Charge-   Recovery    Charge-  Recovery
                       Off                   Off

Real Estate        $     --- $     ---  $     --- $     ---
                           -         -          -         -
Commercial and          ----      ----       ----      ----
Industrial
Agricultural            ----    12,000       ----     4,000
Consumer              12,000     2,000      7,000     1,000

TOTALS               $12,000   $14,000     $7,000    $5,000


     The Bank has allocated its allowance for credit losses at the end of each period presented as follows:


  Balance at End of      March 31, 1997     March 31, 1996
Period Applicable to:

                                     % of              % of
                                     Loans             Loan
                                      to               s to
                                     total             total
                          Amount     Loans   Amount    Loans
Commercial and
agricultural              $   40,000   48%   $ 30,000    45%
Real Estate-
construction                    ----    4%       ----     4%
Real Estate-mortgage           5,000   37%     10,000    38%
Consumer                      51,000   11%     33,000    13%

Total Domestic                96,000  100%     73,000   100%

Unallocated                  590,000          581,000

TOTALS                     $ 686,000  100%  $ 654,000   100%


Liquidity and Interest Rate Sensitivity

     The Company must maintain an adequate liquidity position in order to respond to the short-term demand for funds caused by withdrawals from deposit accounts, extensions of credit and for the payment of operating expenses. Maintaining this position of adequate liquidity is accomplished through the management of a combination of liquid assets; those which can be converted into cash and access to additional sources of funds. Primarily liquid assets of the Company are cash and due from banks, federal funds sold, investments held as "available for sale" and maturing loans.
Federal funds sold and loans from the Federal Home Loan
Bank system represent the Company's primary source of immediate liquidity and were maintained at a level to meet immediate needs. Federal Funds Sold averaged approximately $2,300,000 and $2,500,000 for the years ended December 31, 1996 and 1995, respectively and $400,000 and $4,600,000 for the three months ended
March 31, 1997 and 1996, respectively. Maturities in the Company's loan and investment portfolios are monitored regularly to avoid matching short-term deposits and long-term loans and investments. Other assets and liabilities are also monitored to provide the proper balance between liquidity, safety, and profitability. This monitoring process must be continuous due to the constant flow of cash which is inherent in a financial institution.


     The Company actively manages its interest rate sensitive assets and liabilities to reduce the impact of interest rate fluctuations. In addition, the Bank monitors the interest rates paid on certificates of deposit as advertised by its competitors and endeavors to pay competitive interest rates to retain and attract certificates of deposit. Should competitive pressures dictate, the Bank may have to increase rates paid to retain the certificates of deposit that mature in the next year and any increase in interest rates paid on certificates of deposit may reduce future Company earnings. The Bank also monitors the assets and liabilities that reprice each month to determine the impact on future earnings due to anticipated repricings. At December 31, 1996 and March 31, 1997, the Company's rate sensitive assets exceed rate sensitive liabilities due within one year by $13,048,000 and $6,321,000, respectively.


     As part of managing liquidity, the Company monitors its loan to deposit ratio on a daily basis.
At December 31, 1996 and March 31, 1997 the ratio was
83.4% and 84.4%, respectively, which is within the Company's acceptable range.


     The Company experienced a decrease in cash and cash equivalents, its primary source of liquidity, of $5,322,142 during 1996 and $155,229 for the three months ended March 31, 1997. The primary source of cash flow for 1996 was the Company's cash flow from operations of $855,592. Cash flow from investing activities used $5,722,025 to fund loan growth in 1996.
The primary source of cash flow for the three months ended March 31, 1997 was an increase in deposits of $664,513 and an increase in net borrowings of $636,312.
Cash flow from investing activities used $1,237,898 to fund loan growth for the three months ended March 31, 1997. The Company's management believes its liquidity sources are adequate to meet its operating needs and does not know of any trends, events or uncertainties that may result in a significant adverse effect on the Company's liquidity position.


     The following table illustrates the projected maturities and the repricing mechanisms of the major asset/liability categories of the Company as of December 31, 1996, based on certain assumptions. No prepayment assumptions have been made for the loan portfolio. Maturities and repricing dates for investments have been projected by applying the classifications set forth below to contractual maturities and repricing dates. The Bank's variable rate loans consist primarily of commercial loans which reprice with changes in the prime rate and are generally written for a 1 year term.


                       1 Year    1 - 5    5 - 10   After 10
                      or Less    Years    Years     Years

Interest Earning
Assets:
Fed Funds Sold       $ 466,000 $     --  $     --    $      --
Investment
Securities           6,524,000  4,612,000  2,436,000   493,000
 Loans:
   Variable Rate     7,420,000       --        --        --
   Real Estate-
    Construction     2,286,000       --        --        --
    Real Estate-
    Other           11,979,000  7,724,000    139,000    94,000
   Commercial
    and Industrial  10,084,000  3,897,000    259,000
   Agricultural      4,344,000    466,000     78,000    70,000
   Consumer          2,716,000  3,344,000    271,000     --

Total Loans         38,829,000 15,431,000    747,000   164,0000
 Other                 659,000       --        --        --


Total Interest
Earning Assets      46,478,000 20,043,000  3,183,000    657,000

Interest Bearing
Liabilities:
Interest Bearing
Demand                      --       --        --     6,045,000
Savings Deposits     1,427,000       --        --    10,570,000
Money Market
Accounts             1,399,000       --        --     3,263,000
Certificates
of Deposit          21,535,000  6,043,000        --        --
Jumbo CD's           2,246,000    306,000        --        --
IRA's                5,892,000    427,000        --        --
Other                 931,0000    135,000        --        --

Total Interest
Bearing
Liabilities         33,430,000   6,911,000       --  19,878,000

Interest
Sensitivity
Gap per Period     $13,048,000 $13,132,000 $3,183,000 ($19,221,000)

Cumulative
Interest
Sensitivity Gap    $13,048,000 $26,180,000 $29,363,000 $10,142,000

Interest
Sensitivity
Gap as a
Percentage
of Earning Assets        18.5%      18.7%      4.5%      (27.3%)

Cumulative
Sensitivity
Gap as a
Percentage of
Earning Assets           18.5%      37.2%     41.7%       14.4%


     The following table summarizes the weighted average yield of investment securities by maturity term and discloses mortgage-related securities separately:

                        December 31, 1996   March 31, 1997
    Security Maturity    Weighted Average  Weighted Average
                              Yield              Yield
      1 Year or Less          5.16%              5.61%
       1 - 5 Years            6.41%              6.17%
       5 - 10 Years           5.38%              5.38%
      After 10 Years          5.17%              5.17%

     Mortgage Related         5.91%              6.26%
     Securities


     The Bank's securities that mature after 5 years generally consist of tax-exempt municipals which carry a lower yield. The yield has not been adjusted to give effect to the tax-equivalent yield.


     The Company does not have any security
concentrations exceeding 10% of stockholder's equity that are required to be disclosed.


     The Company evaluates its tax position and the relative tax equivalent yield of various alternative investments and reviews the yield curve in making its investment decisions. The Company has increased its municipal loan and investment position based on this evaluation from an average investment of $1,471,541 in 1995 to $2,146,006 in 1996.


     The following table illustrates the projected maturities and the repricing mechanisms of the major asset/liability categories of the Company as of March
31, 1997, based on certain assumptions. No prepayment rate assumptions have been made for the loan portfolio.
Maturities and repricing dates for investments have been projected by applying the assumptions set forth below to contractual maturities and repricing dates.

                       1 Year    1 - 5    5 - 10   After 10
                      or Less    Years    Years      Years

Interest Earning
Assets:
   Fed Funds Sold    $ 443,000 $  ----    $  ----    $ ----
   Investment
    Securities       3,072,000  2,920,000  4,951,000  3,404,000
Loans:
   Variable Rate     7,890,000     ----      ----       ----
   Real Estate-
    Construction    2,014,000      ----      ----       ----
   Real Estate-
    Other          11,995,000   8,407,000    732,000    ----
   Commercial
    and Industrial  9,469,000   4,084,000    946,000    ----
   Agricultural     3,929,000     430,000    241,000    ----
   Consumer         2,773,000   3,206,000    295,000    ----
   Other              340,000     ----         ----     ----

Total Interest
Earning Assets     41,925,000  19,047,000  7,165,000   3,404,000

Interest Bearing
Liabilities:
   Interest Bearing
    Demand              ----       ----         ----   5,243,000
   Savings Deposits 1,958,000      ----         ----  11,848,000
   Money Market
    Accounts        1,281,000      ----         ----   2,988,000
   Certificates
    of Deposit     24,520,000  4,215,000        ----       ----
   Jumbo CD's         988,000    206,000        ----       ----
   IRA's            5,655,000    540,000        ----       ----
   Other            1,202,000    500,000        ----       ----


Total Interest
Bearing
Liabilities        35,604,000  5,461,000        0    20,079,000

Interest
Sensitivity
Gap Per Period    $6,321,000  $13,586,000  $7,165,000 ($16,675,000)

Cumulative Interest
Sensitivity Gap   $6,321,000  $19,907,000 $27,072,000  $10,397,000

Interest Sensitivity      8.8%    19.0%     10.0%        (23.3%)
Gap as a Percentage
of Earning Assets

Cumulative                8.8%    27.8%     37.8%         14.5%
Sensitivity Gap as a
Percentage of Earning
Assets


     CAPITAL RESOURCES

     The Company's primary source of capital since commencing operations has been from issuance of common stock and retained operating profit. The Company does not have any long term debt facility arrangements at December 31, 1996. Capital for the Bank is above regulatory requirements at December 31, 1996.
Pertinent capital ratios for the Bank as of December
31, 1996 are as follows:

                                      Minimum
                         Actual     Requirements

Tier 1 Risk-Based        14.5%          4.0%
Capital Ratio
Total Risk-Based         15.8%          8.0%
Capital Ratio
Leverage Ratio           10.2%          4.0%

     Dividends from the Bank to the Company may not exceed the undivided profits of the Bank (included in consolidated retained earnings) without prior approval of a federal regulatory agency. The Bank paid $225,750 and $183,750 in dividends to the Company for the years ended December 31, 1996 and 1995, respectively. At
December 31, 1996 the Bank could have paid the Company approximately $2,575,000 of additional dividends without prior regulatory approval. In addition, Federal banking laws limit the amount of loans the bank may make to the Company, subject to certain collateral requirements. No loans were made by the Bank to the Company during 1996 or 1995.

     Part F/S


                             Luxemburg Bancshares, Inc.
                                       and Subsidiaries
                                   Luxemburg, Wisconsin

                LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
                      CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1996 and 1995

                 Quarters Ended March 31, 1997 and 1996

                        TABLE OF CONTENTS

                                                           Page

Independent Auditor's Report                               15


Annual Financial Statements
(Years Ended December 31, 1996 and 1995):

   Consolidated Balance Sheets                             16-17

   Consolidated Statements of Income                       18

   Consolidated Statements of Changes in Stockholders'
   Equity                                                  19

   Consolidated Statements of Cash Flows                   20-21

   Notes to Consolidated Financial Statements              22-40

Interim Financial Statements (Quarters Ended March 31,
1997 and 1996)

   Consolidated Balance Sheet - Unaudited                  41

   Consolidated Statements of Income - Unaudited           42

   Consolidated Statements of Cash Flows - Unaudited       43

   Notes to Consolidated Financial Statements -
   Unaudited                                               44-45

             Wipfli Ullrich Bertelson LLP
             CPAs * Consultants * Advisors

             INDEPENDENT AUDITOR'S REPORT

Board of Directors
Luxemburg Bancshares, Inc.
Luxemburg, Wisconsin


We have audited the accompanying consolidated balance sheets of Luxemburg Bancshares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Luxemburg
Bancshares, Inc. and Subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                            /s/ Wipfli Ullrich Bertelson LLP
                            --------------------------------
                            Wipfli Ullrich Bertelson LLP


February 11, 1997
Green Bay, Wisconsin

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS
                    December 31, 1996 and 1995



                              ASSETS

                                             1996         1995

Cash and due from banks                    $2,858,813  $3,614,997
Interest-bearing deposits                    407,688       39,646
Federal funds sold                           466,000    5,400,000

 Cash and cash equivalents                 3,732,501    9,054,643

Investment securities available
 for sale - Stated at                     14,064,569   14,353,462

Total loans                                55,170,942  49,478,668
 Allowance for credit losses                (653,535)   (574,286)

Net loans                                  54,517,407  48,904,382
Premises and equipment                     1,380,788    1,251,628
Other investments at cost                    251,650      205,250
Other assets                               1,953,724    1,696,884

TOTAL ASSETS                               $75,900,639  $75,466,249

               LIABILITIES AND STOCKHOLDERS' EQUITY

                                             1996         1995

Liabilities:
 Non-interest-bearing deposits             $7,004,277   $7,897,224
 Interest-bearing deposits                 59,153,184   58,930,924

 Total deposits                            66,157,461   66,828,148

 Short-term borrowings                       880,076      393,271
 Borrowed funds                              185,558      112,490
 Other liabilities                           997,528    1,088,937

   Total liabilities                       68,220,623   68,422,846

Stockholders' equity:
 Common stock - $.1667 par value:
   Authorized - 300,000 shares
   Issued - 270,500 shares                    45,083       45,083
 Capital surplus                           3,416,080    3,410,071
 Retained earnings                         4,579,875    3,953,383
 Unrealized loss on investment
  securities available for sale -
   Net of tax                                (6,913)      (6,304)
 Less - 27,764 shares and 28,134
  shares, respectively, of treasury
  common stock, at cost                    (354,109)    (358,830)

   Total stockholders' equity              7,680,016    7,043,403


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $75,900,639  $75,466,249


   See accompanying notes to consolidated financial statements.

              LUXEMBURG BANCSHARES AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF INCOME
              Years Ended December 31, 1996 and 1995


                                             1996         1995

Interest income:
 Interest and fees on loans                $4,690,655   $4,326,739
 Interest on investment securities:
   Taxable                                   741,479      706,453
   Tax-exempt                                 49,239       34,161
 Other interest and dividend income          152,112      158,451

   Total interest income                   5,633,485    5,225,804

Interest expense:
 Deposits                                  2,702,128    2,486,490
 Short-term borrowings                        21,352       66,190
 Borrowed funds                               14,571        9,018

   Total interest expense                  2,738,051    2,561,698

Net interest income                        2,895,434    2,664,106
Provision for credit losses                  109,000       95,000

Net interest income after
provision for credit losses                2,786,434    2,569,106

Other income:
 Service charges on deposit accounts         185,917      157,518
 Mortgage underwriting fees -
  Secondary market                           114,352       35,721
 Loan servicing fee income                    39,088       33,818
 Other operating income                      457,896      290,305

   Total other income                        797,253      517,362

Operating expenses:
 Salaries and related benefits             1,346,967    1,115,524
 Net occupancy expense                       147,201      130,859
 Equipment rentals, depreciation,
  and maintenance                            151,662      112,269
 Data processing                             192,963      199,833
 Other operating expenses                    520,868      499,752

   Total operating expenses                2,359,661    2,058,237

Income before provision for income taxes   1,224,026    1,028,231
Provision for income taxes                   413,054      330,847

Net income                                 $ 810,972    $ 697,384

Earnings per common share                    $ 3.34        $ 2.88

   See accompanying notes to consolidated financial statements.

    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              Years Ended December 31, 1996 and 1995

                                            Unrealized
                                            Loss on
                                            Investment
                                            Securities
                                            Available      Treasury
                     Common     Capital     Retained       for Sale -      Common
                     Stock      Surplus     Earnings       Net of Tax       Stock         Total

Balance,
January 1, 1995
                  $  45,083  $ 3,405,230  $ 3,423,232      $ (15,188)     $(363,169)    $6,495,188

Net income                                    697,384                                      697,384

Change in unrealized
 loss on investment
 securities available
 for sale - Net of tax                                        8,884                          8,884

Dividends paid                               (167,233)                                    (167,233)

Employee stock
 bonus - 340 shares               4,841                       4,339                          9,180

Balance,
December 31, 1995
                    45,083    3,410,071     3,953,383        (6,304)       (358,830)     7,043,403

Net income                                    810,972                                      810,972

Change in unrealized
 loss on investment
 securities available
 for sale - Net of tax                                        (609)                           (609)

Dividends paid                               (184,480)                                    (184,480)

Employee stock
 bonus - 370 shares              6,009                                        4,721         10,730

Balance,
December 31, 1996
                  $ 45,083   $ 3,416,080    $4,579,875      $(6,913)       $(354,109)     $7,680,016

       See accompanying notes to consolidated financial statements.

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS
              Years Ended December 31, 1996 and 1995



                                             1996         1995

Cash flows from operating activities:

 Net income                                $ 810,972    $ 697,384

 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
   Depreciation                              131,713      100,195
   Accretion of discounts on securities     (60,178)     (15,929)
   Amortization of premiums on securities     57,919       59,971
   Provision for credit losses               109,000       95,000
   Employee stock bonus                       10,730        9,180
   Credit for deferred taxes                (27,661)     (16,024)
   Change in other operating assets         (85,494)    (357,570)
   Change in other operating liabilities    (91,409)      537,993

     Total adjustments                        44,620      412,816

 Net cash provided by operating activities   855,592    1,110,200

 Cash flows from investing activities:
   Proceeds from sale of securities
    available for sale                          -0-       500,000
   Proceeds from maturities of
    securities held to maturity                 -0-     1,081,009
   Proceeds from maturities of
    securities available for sale          7,289,758    1,025,821
   Purchase of securities held to
    maturity                                    -0-      (964,471)
   Purchase of securities available
    for sale                              (6,996,800)  (2,395,482)
   Net increase in loans                  (5,722,025)  (3,461,759)
   Purchase of additional life insurance    (17,300)          -0-
   Capital expenditures                    (260,873)    (157,500)
   Purchase of other investments            (46,400)    (179,500)

 Net cash used in investing activities     (5,753,640)  (4,551,882)

 Cash flows from financing activities:
   Net increase (decrease) in deposits (670,687) 10,258,883 Net increase (decrease) in short-term
    borrowings                              486,805   (1,704,910)
   Principal payments on borrowed funds     (55,732)     (25,582)
   Dividends paid                          (184,480)    (167,233)

 Net cash provided by (used in) financing
  activities                               (424,094)   8,361,158

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
              Years Ended December 31, 1996 and 1995



                                             1996         1995

Net increase (decrease) in cash and
 cash equivalents                        $(5,322,142)  $4,919,476
Cash and cash equivalents at beginning     9,054,643    4,135,167

Cash and cash equivalents at end           $3,732,501   $9,054,643


Supplemental information:

Cash paid during the year for:
 Interest                                  $2,770,797   $2,175,344
 Income taxes                              $ 471,069    $ 318,380

The Bank purchased the assets of Total Financial
Concepts, Inc. for $135,800. In conjunction with the acquisition, the Bank incurred debt of $128,800.


   See accompanying notes to consolidated financial statements.

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Luxemburg
Bancshares, Inc. (the "Company") and its subsidiaries conform to generally accepted accounting principles and general practices within the banking industry.
Significant accounting and reporting policies are summarized below.

Organization

The Company provides banking services to individual and corporate customers through its wholly owned subsidiary, Bank of Luxemburg (the "Bank"). The Bank operates as a full-service financial institution with a primary market area including, but not limited to, west
Kewaunee County and northeast Brown County. The Bank emphasizes variable rate commercial and consumer real estate loans. In addition, the Bank holds a variety of securities through its wholly owned subsidiary, Luxemburg Investment Corporation, a Nevada investment corporation. The Company is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of Luxemburg Bancshares, Inc. and Subsidiaries, Bank of Luxemburg, Luxemburg Investment
Corporation, and Area Development Corporation. All significant intercompany balances and transactions have been eliminated.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, interest-bearing and non-interest-bearing deposits in banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment in Securities

The Company's investments in securities are classified as available for sale and accounted for as follows:

 Securities available for sale consist of debt, equity, and mortgage-related securities. These securities are stated at fair value. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of stockholders' equity until realized.

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Loans and Related Interest Income and Fees

Interest on loans is credited to income as earned.
Interest income is not accrued on loans where management has determined collection of such interest is doubtful. When a loan is placed on nonaccrual status, previously accrued but unpaid interest deemed uncollectible is reversed and charged against current income. Loan-origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

Allowance for Credit Losses

The allowance for credit losses includes specific allowances related to commercial loans which have been judged to be impaired. A loan is impaired when, based on current information, it is probable that the Company will not collect all amounts due in accordance with the contractual terms of the loan agreement. These specific allowances are based on discounted cash flows of expected future payments using the loan's initial effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The Company continues to maintain a general allowance for credit losses for loans not considered impaired.
The allowance for credit losses is maintained at a level which management believes is adequate to provide for possible credit losses. Management periodically evaluates the adequacy of the allowance using the Company's past loan loss experience, known and inherent risks in the portfolio, composition of the portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change.

Mortgage Servicing Rights

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenue. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate.
For purposes of measuring impairment, the rights are stratified by rate in the quarter in which the related mortgage loans were sold.

Premises and Equipment

Premises and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred.
Gains or losses on disposition of premises and equipment are reflected in income. Depreciation is computed on the straight-line method and is based on the estimated useful lives of the assets which range from three to thirty-five years.

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Other Investments

Other investments consist of Federal Home Loan Bank stock and Bankers Bank stock which are carried at cost.
Other investments are evaluated for impairment on an annual basis.

Goodwill

Goodwill acquired in a business acquisition is being amortized on a straight-line basis over five years.

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (benefit) is the result of changes in the net deferred tax asset and liability.

Advertising Costs

Advertising costs are expensed as incurred.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable.

Earnings Per Share

Earnings per common share are based upon the weighted average number of common shares outstanding. The weighted average number of shares outstanding was 242,736 in 1996 and 242,366 in 1995.

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Future Accounting Changes

The Financial Accounting Standards Board (FASB) issued
Statement of Financial Accounting Standards (SFAS) No.
125, "Accounting for Transfers and Servicing of
Financial Assets and Extinguishments of Liabilities," in June 1996. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities.
The statement provides guidelines for classification of a transfer as a sale. The statement also requires liabilities incurred or obtained by transferors as part of a transfer of financial assets be initially recorded at fair value. Subsequent to acquisition, the servicing assets and liabilities are to be amortized over the estimated net servicing period. This statement is required to be adopted for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996.

In December 1996, the FASB issued SFAS No. 127,
"Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." This statement defers implementation of certain provisions of SFAS No. 125 for one year.


NOTE 2 - CHANGE IN ACCOUNTING PRINCIPLE

The FASB issued SFAS No. 122, "Accounting for Mortgage
Servicing Rights," in May 1995. As required under the statement, the Company adopted the provisions of the new standard effective January 1, 1996. SFAS No. 122 requires accounting recognition of the rights to service mortgage loans for others. In accordance with SFAS No. 122, prior-period consolidated financial statements have not been restated to reflect the change in accounting principle.


NOTE 3 - RESTRICTIONS ON CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the amount of $194,000 were restricted at December 31, 1996, to meet the reserve requirements of the Federal Reserve System.

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities are as follows:

                                             Gross      Gross
                                Amortized Unrealized Unrealized  Estimated
                                    Cost      Gains      Losses    Fair Value
Securities Available for Sale:

1996

U.S. Treasury securities and
 obligations of U.S. government
 agencies and corporations     $  5,993,060  $  38,374  $  15,733  $6,015,701
Obligations of states and
 political subdivisions           2,437,075      7,114     17,362   2,426,827
Mortgage-related securities       5,645,928     16,966     40,853   5,622,041

Total                          $  14,076,063 $  62,454  $  73,948 $14,064,569

1995

U.S. Treasury securities and
 obligations of U.S. government
 agencies and corporations     $  6,792,333  $  63,143  $  21,246  $6,834,230
Obligations of states and
  political subdivisions            375,654        -0-      2,060     373,594
Mortgage-related securities       7,198,776      5,570     58,708   7,145,638

Total                          $  14,366,763 $  68,713  $  82,014 $14,353,462

Fair values of securities are estimates based on financial models or prices paid for similar securities.
It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

As of December 1, 1995, securities with a book value of $11,663,275 and an estimated fair value of $11,621,299 were transferred from the held-to-maturity classification to the available-for-sale classification. The transfer was made in accordance with the Financial Accounting Standards Board Guide to
Implementation of SFAS No. 115.

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INVESTMENT SECURITIES (CONTINUED)

The amortized cost and estimated fair value of investment securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         Amortized    Estimated
                                            Cost      Fair Value
Securities Available for Sale:

 Due in one year or less                 $3,554,692   $3,552,645
 Due after one year through five years    1,928,818    1,944,668
 Due after five years through ten years   2,946,625    2,945,215

                                          8,430,135    8,442,528
 Mortgage-related securities              5,645,928    5,622,041

 Total investment securities             $14,076,063  $14,064,569

In 1995, one available-for-sale debt security with an amortized cost of $500,000 was sold. There was no gain or loss on the sale. There were no sales of debt securities during 1996.

Investment securities with an amortized cost of $994,833 and estimated fair value of $995,200 were pledged to secure public deposits, short-term borrowings, and other purposes required by law as of December 31, 1996.


NOTE 5 - LOANS

The composition of loans at December 31 follows:

                                            1996         1995

 Real estate:
   Construction                          $2,402,000   $2,087,000
   Other                                 20,246,000   19,504,000
 Commercial and industrial               20,280,000   15,586,000
 Agricultural                             5,873,000    5,722,000
 Consumer                                 6,369,942    6,579,668

 Total loans                             $55,170,942  $49,478,668

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LOANS (CONTINUED)

The aggregate amount of nonperforming loans was approximately $472,000 and $358,000 at December 31,
1996 and 1995, respectively. Nonperforming loans are those which are contractually past due 90 days or more as to interest or principal payments, on a nonaccrual of interest status, or loans the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. The interest income recorded and that which would have been recorded had nonaccrual and renegotiated loans been current, or not troubled, are not material to the consolidated financial statements for the years ended December 31, 1996 and 1995.

At December 31, 1996 and 1995, there were no loans considered to be impaired. There were also no impaired loans during 1996 and 1995.

The subsidiary bank in the ordinary course of banking business grants loans to the Company's executive officers and directors, including their families and firms in which they are principal owners.

Substantially all loans to employees, officers, directors, and stockholders owning 5% or more of the Company were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

Activity in such loans during 1996 is summarized below:

 Loans outstanding, December 31, 1995    $2,652,064
 New loans                                  846,360
 Repayment                                1,326,044

 Loans outstanding, December 31, 1996    $2,172,380

An analysis of the allowance for credit losses for the years ended December 31 follows:

                                            1996         1995

 Balance at beginning                    $  574,286   $  514,103
 Provision charged to operating expense     109,000       95,000
 Recoveries on loans                         21,426       28,094
 Loans charged off                         (51,177)     (62,911)

 Balance at end                          $  653,535   $  574,286

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - LOAN SERVICING

The following is an analysis of changes in mortgage servicing rights in 1996:

 Balance January 1, 1996                 $      -0-
 Capitalized amounts                         51,228
 Less - Amortization                        (7,957)

 Balance December 31, 1996               $   43,271

No impairment of mortgage servicing rights existed at December 31, 1996; therefore, no valuation allowance was recorded.


NOTE 7 - PREMISES AND EQUIPMENT

Details of premises and equipment at December 31 follow:

                                            1996         1995

 Land                                       $70,246  $    70,246
 Buildings and improvements               1,376,602    1,309,364
 Furniture and equipment                    960,491      766,856

 Totals                                   2,407,339    2,146,466
 Less - Accumulated depreciation          1,026,551      894,838

 Net depreciated value                   $1,380,788   $1,251,628

Depreciation charged to operating expense totaled
$131,713 in 1996 and $100,195 in 1995.

NOTE 8 - DEPOSITS

The distribution of deposits at December 31 is as follows:

                                            1996         1995

 Non-interest-bearing demand deposits    $7,004,277   $7,897,224
 Interest-bearing demand deposits         6,044,927    6,093,358
 Savings deposits                        11,997,553    8,527,000
 Money market deposits                    4,662,156    5,672,000
 Time deposits                           36,448,548   38,638,566

 Total deposits                          $66,157,461  $66,828,148

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 8 - DEPOSITS (CONTINUED)

Time deposits of $100,000 or more were approximately
$2,552,000 and $3,792,000 at December 31, 1996 and
1995, respectively. Interest expense on time deposits of $100,000 or more was approximately $128,000 and $271,000 for the years ended December 31, 1996 and 1995, respectively.

At December 31, 1996, the scheduled maturities of time deposits are as follows:

      1997                               $29,692,623
      1998                                4,687,548
      1999                                1,254,820
      2000                                  507,049
      Thereafter                            306,508

      Total                              $36,448,548


NOTE 9 - SHORT-TERM BORROWINGS

As a member of the Federal Home Loan Bank (FHLB) system, the Bank may utilize various borrowing alternatives secured by pledges of mortgage loans and FHLB stock. At December 31, 1996, the advance of
$500,000 has an original maturity of 99 days with interest at 5.5%. Interest is payable monthly. There were no FHLB borrowings outstanding at December 31, 1995.

Other short-term borrowings consist of treasury tax and loan deposits of $380,076 and $393,271 at December 31, 1996 and 1995, respectively, which generally mature within 1 to 120 days from the transaction date.


NOTE 10 - BORROWED FUNDS

Borrowed funds consist of the following:

                                            1996         1995

6.63% land contract,
payable at $2,831 per month
including interest, due
September 1, 1999                         $85,179      $112,490

8.0% note, payable at $2,408
per month including interest,
due December 31, 2000                     100,379          -0-

Totals                                 $  185,558      $112,490

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 10 - BORROWED FUNDS (CONTINUED)

Required payments of principal on the borrowed funds at December 31, 1996, are summarized as follows:

      1997                               $   50,844
      1998                                   54,636
      1999                                   50,175
      2000                                   29,903

      Total                              $  185,558


NOTE 11 - INCOME TAXES

The provision for income taxes consists of the following:

                                            1996         1995

 Current tax expense:
   Federal                                $387,012      $310,348
   State                                    53,703        36,523

 Total current                              440,715      346,871

 Deferred tax credit:
   Federal                                  (18,734)     (12,796)
   State                                     (4,684)      (3,228)

 Total deferred                            (23,418)     (16,024)

 Change in valuation allowance              (4,243)          -0-

 Total provision for income taxes        $  413,054   $  330,847

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 11 - INCOME TAXES (CONTINUED)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities net of a valuation allowance for deferred tax assets not likely to be realized. The major components of net deferred tax assets at December 31 are as follows:

                                            1996         1995

 Deferred tax assets:
   Reserve for loan losses               $  153,157   $  122,080
   Deferred compensation                     78,877       53,697
   Intangible assets                          6,595          -0-
   Net operating loss carryovers             18,808       23,051
   Other                                        701          178
   Unrealized loss on investment
    securities available for sale             4,581        6,997

 Total deferred tax assets                  262,719      206,003

 Deferred tax liabilities:
   Depreciation                           (142,552)    (126,023)
   Accretion                               (11,597)      (8,612)
   Mortgage servicing rights               (16,968)          -0-
   Other                                       769           -0-

 Total deferred tax liabilities           (170,348)    (134,635)

 Total valuation allowance recognized
  for net deferred tax assets              (18,808)     (23,051)

 Net deferred tax asset                  $   73,563   $   48,317

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 11 - INCOME TAXES (CONTINUED)

A summary of the source of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended December 31 follows:

                                          1996                  1995
                                                  % of                  % of
                                                 Pretax                Pretax
                                    Amount       Income     Amount     Income

 Tax expense at statutory rate     $416,169       34.0      $349,599    34.0
 Increase (decrease) in taxes
  resulting from:
   Tax-exempt interest              (26,926)      (2.2)      (28,520)   (2.8)
   State income taxes - Net of
    federal tax benefit              32,804        2.7        20,409     2.0
   Cash surrender value of life
    insurance in excess of premiums (15,659)      (1.2)       (9,020)    (.9)
   Other                              6,666         .5        (1,621)    (.1)

 Provision for income taxes        $413,054       33.8      $330,847     32.2

The Company has state net operating loss carryforwards of approximately $342,000. The net operating losses fully expire in 2011.

NOTE 12 - PROFIT-SHARING PLAN

The Bank has a 401(k) profit-sharing plan covering substantially all employees. The plan provides for discretionary contributions and matching contributions up to 8% of employee compensation; however, all contributions are at the discretion of the Board of Directors. Profit-sharing expense for 1996 and 1995 was $41,400 and $34,832, respectively.

NOTE 13 - DEFERRED COMPENSATION

The Company has a deferred compensation plan which permits directors to defer a portion of their compensation. The deferred compensation is accrued but unfunded, is distributable in cash after retirement, and amounted to $201,144 and $136,934 at December 31, 1996 and 1995, respectively. The Company has insured the lives of the directors who participate in the deferred compensation plan to assist in the funding of the deferred compensation liability. The Company is the owner and beneficiary of the insurance policies.
At December 31, 1996 and 1995, the cash surrender value of these policies was $1,071,908 and $1,008,000, respectively. The amount charged to operations for deferred compensation was $64,210 and $53,277 for the years ended December 31, 1996 and 1995, respectively.

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 14 - COMMITMENTS AND CONTINGENCIES

Stock Redemption Policy

Luxemburg Bancshares, Inc. adopted a stock redemption policy to assist in the establishment of a fair price for its shares. The Company can redeem stock up to 10% of stockholders' equity in any 12-month period without specific prior approval from the Federal Reserve Bank.
At December 31, 1996, the redemption price was determined to be 80% of the book value of the stock.
Thus the maximum commitment at December 31, 1996, would be $25.31 per share.

Financial Instruments With Off-Balance-Sheet Risk

The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31 is as follows:


Notional Amount                               1996          1995

 Commitments to extend credit              $4,676,000   $4,703,000
 Credit card arrangements                    865,000      520,000
 Standby letters of credit                    84,000       40,000

Commitments to extend credit and credit card arrangements are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A portion of the commitments are expected to be drawn upon, thus representing future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable; inventory;
property, plant, and equipment; real estate; and stocks and bonds.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary.
Because these instruments have fixed maturity dates and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - CONCENTRATIONS OF CREDIT RISK

All of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area. The concentrations of credit by type are set forth in Note 5. Standby letters of credit were granted primarily to commercial borrowers.


NOTE 16 - REGULATORY MATTERS

At December 31, 1996, Bank of Luxemburg could have paid approximately $2,575,000 of additional dividends to the Company without prior regulatory approval. The payment of dividends is subject to the statutes governing state chartered banks and may be further limited because of the need for the Bank to maintain capital ratios satisfactory to applicable regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory_and possibly additional discretionary_actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets.
Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the Office of the Commissioner of Banking categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios of 8.0%, 4.0%, and 4.0%, respectively. There are no conditions or events since that notification that management believes have changed the institution's category.

          LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - REGULATORY MATTERS (CONTINUED)

The Bank's actual capital amounts and ratios as of December 31, 1996, are also presented in the table.

                                                       For Capital
                                       Actual          Adequacy Purposes
                                   Amount     Ratio    Amount         Ratio

 Total capital
  (to risk-weighted assets)     $8,332,000   15.8%    >$4,230,000     >8.0%

 Tier I capital
  (to risk-weighted assets)     $7,678,000   14.5%    >$2,115,000     >4.0%

 Tier I capital
  (to average assets)           $7,678,000   10.2%    >$3,024,000     >4.0%

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures About Fair Value of
Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions for the Company's financial instruments are summarized as follows.

Cash and Cash Equivalents

The carrying values approximate the fair values for these assets.

Investment Securities Available for Sale

Fair value is based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair value is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, residential mortgage, and other consumer. The fair value of the loans is calculated by discounting scheduled cash flows using discount rates reflecting the credit and interest rate risk inherent in the loan.

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans approximate the estimated fair values for these assets.

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS
(CONTINUED)

Mortgage Servicing Rights

The fair value of mortgage servicing rights is based on the present value of future cash flows using discounted rates applicable to the level of risk of the underlying loans.

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings, and money market accounts, is the amount payable on demand at the reporting date. The fair value of fixed-rate time deposits is calculated using discounted cash flows applying interest rates currently being offered on similar certificates.

Short-Term Borrowings and Borrowed Funds

The carrying amount reported in the balance sheets for short-term and borrowed funds approximates the fair value of the liabilities.

Off-Balance-Sheet Instruments

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the counterparties. Since this amount is immaterial, no amounts for fair value are presented.

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS
(CONTINUED)

The carrying value and estimated fair value of financial instruments at December 31, 1996 and 1995, were as follows:

                                          1996                   1995
                                Carrying      Estimated  Carrying    Estimated
                                  Value      Fair Value   Value     Fair Value

 Financial assets:
   Cash and cash equivalents   $ 3,732,501  $3,732,501 $9,054,643 $9,054,643
   Investment securities
    available for sale          14,064,569 14,064,569  14,353,462 14,353,462
   Net loans receivable         54,517,407 54,668,690  48,904,382 49,114,052
   Mortgage servicing rights      43,271     58,930        -0-        -0-
   Other investments             251,650    251,650       205,250    205,250

 Total financial assets        $72,609,398 $72,776,340 $72,517,737 $72,727,407

 Financial liabilities:
   Deposits                    $66,157,461 $66,266,218 $66,828,148 $67,091,456
   Short-term borrowings          880,076    880,076     393,271     393,271
   Borrowed funds                 185,558    185,558     112,490     112,490

 Total financial liabilities   $67,223,095 $67,331,852 $67,333,909  $67,597,217

Limitations

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument.
Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters that could affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Deposits with no stated maturities are defined as having a fair value equivalent to the amount payable on demand. This prohibits adjusting fair value derived from retaining those deposits for an expected future period of time. This component, commonly referred to as a deposit base intangible, is neither considered in the above amounts nor is it recorded as an intangible asset on the balance sheet. Significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 18 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

                    BALANCE SHEETS
              December 31, 1996 and 1995

                              ASSETS

                                             1996         1995

 Cash                                    $    19,632  $    12,713
 Premises and equipment                      149,125      153,958
 Investment in subsidiary                  7,598,257    6,992,474

 TOTAL ASSETS                              $7,767,014   $7,159,145

               LIABILITIES AND STOCKHOLDERS' EQUITY

 Borrowed funds                            $  85,179    $ 112,490
 Other liabilities                             1,819        3,252
 Total stockholders' equity                7,680,016    7,043,403

 TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                  $7,767,014   $7,159,145

                       STATEMENTS OF INCOME
              Years Ended December 31, 1996 and 1995

                                             1996         1995

 Dividends from subsidiaries               $ 225,750    $ 183,750
 Undistributed equity in earnings
  of subsidiaries                            606,392      513,989
 Other operating income                       19,280       19,280

   Total income                              851,422      717,019

 Operating expenses                           33,947       10,617
 Interest expense                              6,503        9,018

   Total expenses                             40,450       19,635

 Net income                                $ 810,972    $ 697,384

           LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 18 - PARENT COMPANY ONLY FINANCIAL STATEMENTS
(CONTINUED)

                     STATEMENTS OF CASH FLOWS
              Years Ended December 31, 1996 and 1995

                                             1996         1995

 Cash flows from operating activities:

   Net income                              $ 810,972    $ 697,384

   Adjustments to reconcile net income
    to net cash provided by operating
    activities:
     Depreciation                              4,833        4,833
     Accretion                               (1,280)      (1,280)
     Employee stock bonuses                   10,730        9,180
     Undistributed earnings of subsidiary  (606,392)    (513,989)
     Change in other liabilities               (153)          634

      Total adjustments                    (592,262)    (500,622)

   Net cash provided by operating
    activities                              218,710      196,762

   Cash flows from financing activities:
     Principal payments on borrowed funds   (27,311)     (25,582)
     Dividends paid                        (184,480)    (167,233)

   Net cash used in financing activities   (211,791)    (192,815)

 Net increase in cash                          6,919        3,947
 Cash at beginning                            12,713        8,766

 Cash at end                               $  19,632    $  12,713

 Supplemental Information:

 Cash paid during the year for interest    $   6,656    $   8,385

NOTE 19 - RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 consolidated financial statements to conform to the 1996 classifications.

     LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
              CONSOLIDATED BALANCE SHEET
                      (UNAUDITED)
                    March 31, 1997


                        ASSETS


                                          1997

Cash and due from banks               $3,045,472
Interest-bearing deposits                 88,800
Federal funds sold
                                         443,000

     Cash and cash equivalents         3,577,272

Investment securities available for   14,346,869
sale-Stated at fair value

Total loans                           56,411,251
     Allowance for credit losses
                                       (685,946)

Net loans                             55,725,305
Premises and equipment                 1,502,818
Other investments at cost                251,650
Other assets
                                       2,082,494

TOTAL ASSETS                         $77,486,408

         LIABILITIES AND STOCKHOLDERS' EQUITY


                                        1997
LIABILITIES:

Non-interest-bearing deposits         $7,379,007
Interest-bearing deposits
                                      59,442,967

Total deposits                        66,821,974

Short-term borrowings                  1,030,550
Borrowed funds                           671,396
Other liabilities
                                       1,083,198

     Total liabilities
                                      69,607,118

STOCKHOLDERS' EQUITY:

Common stock- $.1667 par value:
     Authorized - 300,000 shares,         45,083
Issued - 270,500 shares
Capital surplus                        3,422,141
Retained earnings                      4,808,385
Unrealized loss on investment
securities available                    (46,229)
   for sale - Net of tax
Less - 27,449 shares and 27,764
shares, respectively,                  (350,090)
  of treasury common stock, at cost

     Total stockholders' equity
                                       7,879,290

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY                               $77,486,408

   See accompanying notes to consolidated financial statements.

     LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF INCOME
                      (UNAUDITED)
      Three Months Ended March 31, 1997 and 1996



                                        1997        1996
INTEREST INCOME:

Interest and fees on loans            $1,237,871  $1,108,261
Interest on investment securities:
     Taxable                             171,405     195,341
     Tax-exempt                           29,530       5,438
Other interest and dividend income
                                          14,346      68,306

     Total interest income
                                       1,453,152   1,377,346

INTEREST EXPENSE:

Deposits                                 678,470     696,324
Short-term borrowings                      8,578       3,995
Borrowed funds
                                           5,126       4,092

     Total interest expense
                                         692,174     704,411

Net interest income                      760,978     672,935
Provision for credit losses
                                          30,000      18,500

Net interest income after provision
for credit losses                        730,978     654,435

OTHER INCOME:

Service charges on deposit accounts       45,399      40,548
Mortgage underwriting fees -              14,184      20,347
Secondary market
Loan servicing fee income                 11,299      10,053
Other operating income
                                         130,351     100,580

     Total other income
                                         201,233     171,528

OPERATING EXPENSES:

Salaries and related benefits            344,637     312,550
Net occupancy expense                     43,540      41,990
Equipment rentals, depreciation, and      43,285      44,752
maintenance
Data processing                           45,121      42,914
Other operating expenses
                                         127,603     127,172

     Total operating expenses
                                         604,186     569,378

Income before provision for income       328,025     256,585
taxes
Provision for income taxes
                                          99,515      86,954

Net income                              $228,510    $169,631

Earnings per common share                  $0.94       $0.70

   See accompanying notes to consolidated financial
                      statements.

      LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED)
      Three Months Ended March 31, 1997 and 1996



                                        1997        1996
CASH FLOWS FROM OPERATING
ACTIVITIES:

Net income                             $228,510     $169,631
Adjustments to reconcile net income
to net cash
  provided by operating activities:
    Depreciation                          36,646      40,838
    Accretion of discounts on           (13,245)    (20,172)
securities
    Amortization of premiums on           10,991      16,720
securities
    Provision for credit losses           30,000      18,500
    Employee stock bonus                  10,080      10.730
    Change in other operating assets    (91,033)       4,878
    Change in other operating
liabilities                               85,670     (1,275)

      Total adjustments
                                          69,109      70,219

Net cash provided by operating
activities                               297,619     239,850

CASH FLOWS FROM INVESTING
ACTIVITIES:
    Proceeds from maturities of        2,092,878   2,265,711
securities available for sale
    Purchase of securities available  (2,432,677)  (2,161,852)
or sale
    Net increase in loans             (1,237,898)

    Purchase of additional life         (17,300)    (17,300)
insurance
    Capital expenditures               (158,676)    (56,665)
    Purchase of other investments
                                             -0-    (46,400)

Net cash used in investing            (1,753,673)   (16,506)
activities

CASH FLOWS FROM FINANCING
ACTIVITIES:
    Net decrease in loans                            358,190
    Net increase (decrease) in           664,513  (2,939,271)
deposits
    Net increase in short-term           150,474      96,298
borrowings
    Loan from FHLMC                      500,000
    Principal payments on borrowed      (14,162)    (21,586)
funds
    Dividends paid
                                             -0-         -0-

Net cash provided by (used in)         1,300,825  (2,506,369)
financing activities

Net decrease in cash and cash          (155,229)  (2,283,025)
equivalents
Cash and cash equivalents at
beginning                              3,732,501   9,054,643

Cash and cash equivalents at end      $3,577,272  $6,771,618

Supplemental information:

Cash paid during the period for:
    Interest                            $653,890    $616,675
    Income taxes                         104,536     135,007

The Bank purchased the assets of Total Financial concepts, Inc. in 1996 for $135,800. In conjunction with the acquisition, the Bank incurred debt of $128,800.

   See accompanying notes to consolidated financial
                      statements.

     LUXEMBURG BANCSHARES, INC. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (UNAUDITED)


     The consolidated financial statements for interim periods are unaudited; however, in the opinion of the management of the Company, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation have been included. Refer to the Notes to Consolidated Financial Statements for the years ended December 31, 1996 and 1995 which appear in this Form 10-SB for the Company's accounting policies which are pertinent to these financial statements.

NOTE 1: - BASIS OF PRESENTATION

     The consolidated financial statements of the Company, a bank holding company, include the accounts of Company and subsidiaries - Bank of Luxemburg, Luxemburg Investment Corporation, and Area Development
Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.
Goodwill acquired in a business acquisition is being amortized on a straight-line basis over five years.

     The accompanying interim financial statements have been prepared in accordance with the instructions for Form 10-SB and, therefore, do not include all information and footnotes necessary under generally accepted accounting principles for fiscal year end financial statements.

     The Consolidated Statements of Cash Flows has been presented utilizing the indirect method. For purposes of reporting cash flows, the Company considers cash on hand, interest-bearing and non-interest bearing deposits in banks and federal funds sold as cash and cash equivalents.

     Earnings per common share are based upon the weighted average number of common shares outstanding.
The weighted average number of shares outstanding was 243,051 in 1997 and 242,736 in 1996.

NOTE 2: - FINANCIAL INSTRUMENTS WITH OFF-BALANCE  SHEET
RISK

     The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at each balance sheet date is as follows:

                                         Notional Amount
                                    March 31,    December 31,
                                       1997          1996


Commitments to extend credit      $6,272,000      $4,676,000
Credit card arrangements             591,000         865,000
Standby letters of credit            135,000          84,000

     Commitments to extend credit and credit card agreements to lend to a customer as long as there is no violation of any condition established in the contract.
Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A portion of the commitments are expected to be drawn upon, thus representing future cash requirements.
The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty.
Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment;
real estate; and stocks and bonds. Management does not anticipate any material losses as a result of these commitments.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary. Because these instruments have fixed maturity dates and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank. Management does not anticipate any material losses as a result of these letters of credit.

NOTE 3: - ACCOUNTING CHANGES

     The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
(SFAS) No. 122, "Accounting for Mortgage Servicing
Rights," in May 1995. As required under the statement, the Company adopted the provisions of the new standard effective January 1, 1996. SFAS No. 122 requires accounting recognition of the rights to service mortgage loans for others. In accordance with SFAS No.
122, prior-period consolidated financial statements have not been restated to reflect the change in accounting principle.

     The FASB issued SFAS No. 125, "Accounting for
Transfers and Servicing of Financial Assets and
Extinguishments of Liabilities," in June 1996.  SFAS
No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The statement provides guidelines for classification of a transfer as a sale.
The statement also requires liabilities incurred or obtained by transferors as part of a transfer of financial assets be initially recorded at fair value.
Subsequent to acquisition, the servicing assets and liabilities are to be amortized over the estimated net servicing period. This statement is required to be adopted for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996.

     In December 1996, the FASB issued SFAS No. 127,
"Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." This statement defers implementation of certain provisions of SFAS No. 125 for one year.


                       PART III

ITEM 1.   INDEX TO EXHIBITS

    EXHIBIT NO.                      DESCRIPTION

         3.1*        Articles of Incorporation.
         3.2*        Bylaws.
        10.1*        Director Deferred Compensation Plan for
                     Bank of Luxemburg
        21*          Subsidiaries of the Registrant
        27           Financial Data Schedule - Annual Periods
        27.1         Financial Data Schedule - Interim Period

     *  Filed on April 30, 1997


                      SIGNATURES

     In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              LUXEMBURG BANCSHARES, INC.


Date:  June 19, 1997             By:/s/ John Slatky
                                 -------------------
                                 John Slatky
                                 President and Chief
                                 Executive Officer


                              By:/s/ Thomas L. Lepinski
                                 ----------------------
                                 Thomas L. Lepinski
                                 Treasurer